DISTRIBUTION PLAN
                           FOR IVY FUND CLASS B SHARES

                  WHEREAS, Ivy Fund (the "Fund") is registered as an open-end investment company under the Investment Company Act of 1940 (the "Act") and consists of one or more separate investment portfolios (the "Portfolios") as may be established and designated from time to time;;

                  WHEREAS, the Fund and Mackenzie Investment Management Inc. (the "Distributor"), a broker-dealer registered under the Securities Exchange Act of 1934, agree to enter into a Distribution Agreement pursuant t which the Distributor will act as a distributor of shares of the Fund for sale to the public;

                  WHEREAS, the Board of Trustees of the Fund has determined to adopt a Plan (the "Plan"), in accordance with the requirements of the Act and determine that there is a reasonable likelihood that the Plan will benefit the Fund and its shareholders.

                  NOW, THEREFORE, the Fund hereby adopts the Plan to apply only to Class B shares on the following terms and conditions:

                  The Plan will pertain to the Class B shares of Ivy Emerging Growth Fund, Ivy Growth With Income Fund and Ivy International Fund and to the Class B shares of such Portfolios as shall be designated from time to time by the Board of Trustees in any supplement to the Plan ("Supplement").
                  The Fund shall pay the Distributor a fee for distribution of the Class B shares of each Portfolio and for services to Class B shareholders of each Portfolio at the annual rate of 1.00% of the Portfolio's average daily net assets attributable to the Class B shares. Such fee shall be calculated and accrues daily and paid monthly or at such other intervals as the Trustees shall determine, subject to any applicable restriction imposed by rules of the National Association of Securities Dealers, Inc. If this Plan is terminated, the Fund will owe no payments to the Distributor other than any portion of the distribution fee accrues through the effective date of termination but then unpaid.
                  The amount set forth in paragraph 2 of this Plan shall be paid for the Distributor's services as distributor of the Class B shares of a Portfolio in connection with any activities or expenses primarily intended to result in the sale of the Class B shares of a Portfolio, including but not limited to, compensation to broker-dealers that have entered into a Dealer Agreement with the Distributor, compensation to and expenses of employee of the Distributor who engage in or support distribution of a Portfolio's Class B shares; telephone expenses; interest expense; printing of prospectuses and reports for other than existing shareholders; preparation, printing and distribution of sales literature and advertising materials; and profit on the foregoing; provided, however, that a portion equal to 0.25% of each Portfolio's average daily net assets attributable to Class B shall be paid to it for account maintenance and personal service to shareholders (the "Service Fee").
                  The services for which the Service Fee may be made include, among others, advising clients or customers regarding the purchase, sale or retention of Class B shares of a Portfolio, answering routine inquiries concerning a Portfolio, assisting shareholders in changing options or enrolling in specific plans and providing shareholders with information regarding the Portfolio and related developments.
                  The Plan shall not take effect with respect to Class B of a Portfolio until it has been approved by a vote of at least a majority (as defined in the Act) of the outstanding voting securities of Class B of a Portfolio. With respect to the submission of the Plan for such a vote, it shall have been effectively approved with respect to a Portfolio if a majority of the outstanding voting securities of Class B of the Portfolio votes for approval of the Plan, notwithstanding that the matter has not been approved by a majority of the outstanding voting securities of the Fund or of any other Portfolio or class.
                  The Plan shall not take effect until it has been approved, together with any related agreements and supplements, by votes of a majority of both (a) the Board of Trustees of the Fund, and (b) those Trustees of the Fund who are not "interested persons" (as defined in the Act) and have no direct or indirect financial interest in the operation of the Plan or any agreements relate to it (the "Plan Trustees"), cast in person at a meeting (or meetings) called for the purpose of voting on the Plan and such related agreement.
                  The Plan shall continue in effect so long as such continuance is specifically approved at least annually in the manner provided for approval of the Plan in paragraph 6
                  Any person authorized to direct the disposition of monies paid or payable by the Fund pursuant to the Plan or any related agreements shall provide tot he Fund's Board of Trustees, and the Board shall review, at least quarterly, a written report of the amounts so expended and the purposes for which such expenditures were made.
                  Any agreement related to the Plan shall be in writing and shall provide: (a) that such agreement may be terminated at any tine as to a Portfolio, without payment of any penalty, by vote of a majority of the Plan Trustees or by vote of a majority of the outstanding voting securities of Class B of the Portfolio, on not more than sixty (60) days' written notice to any other party to the agreement; and (b) that such agreement shall terminate automatically in the event of its assignment.
                  The Plan may be terminated at any time with respect to a Portfolio, without payment of any penalty, by vote of a majority of the Plan Trustees, or by vote of a majority of the outstanding voting securities of Class B of the Portfolio.
                  The Plan may be amended at any time with respect to a Portfolio by the Board of Trustees, provided that (a) any amendment to increase materially the costs which the Portfolio may bear for distribution (including the Service Fee) pursuant to the Plan shall be effective only upon approval by a vote of a majority of the outstanding voting securities of Class B of the Portfolio, and (b) any material amendments of the terms of the Plan shall become effective only upon approval as provided in paragraph 6 hereof.
                  While the Plan is in effect, the selection and nomination of Trustees who are not interested persons (as defined in the Act) of the Fund shall be committed to the discretion of the Trustees who are not interested persons.
                  The Fund shall preserve copies of the Plan, any related agreement and any report made pursuant to paragraph 8 hereof, for a period of not less than six (6) years from the date of the Plan, such agreement or report, as the case may be, the first two (2) years of which shall be in an easily accessible place.


                  IN WITNESS WHEREOF, the Fund has adopted this Distribution Plan effective as of the 23rd day of March 1993.



                            IVY FUND


                            By: /S/ MICHAEL G. LANDRY
                                TITLE:  President